Exhibit 4.15

PROMISSORY NOTE

$1,509,375	June 27, 2025

Scage Future, a Cayman Islands exempted company and its successors and assigns (the “Maker”) promises to pay to the order of EarlyBirdCapital, Inc. (the “Payee”) the principal sum of One Million Five Hundred and Nine Thousand Three Hundred Seventy-Five ($1,509,375) in lawful money of the United States of America, together with interest on the unpaid principal balance of this Note, on the terms and conditions described below.

1. Payment. The principal balance of this Note, together with all interest accrued thereon, shall be due and payable on June 27, 2026 (the “Maturity Date”); provided however that Maker agrees to make mandatory prepayments on this Note (which shall first be applied to accrued interest and then to principal) from time to time in amounts equal to fifteen percent (15%) of the gross proceeds received by the Maker from any equity lines, forward purchase agreements or other equity or debt financings consummated by Maker prior to the Maturity Date. Such prepayments shall be made directly to Payee at the closing of any such financing.

2. Interest. Interest shall compound and accrue on the unpaid principal balance of this Note at an annual rate equal to eight percent (8%) until the principal amount of, and all accrued interest on, this Note has been paid in full. If this Note is not repaid on the Maturity Date or such earlier date as to which the repayment obligation may be accelerated pursuant to Section 1 or 6, the rate of interest applicable to the unpaid principal amount shall be adjusted to fifteen percent (15%) per annum from the Maturity Date (or such earlier date if the obligation to repay this Note is accelerated) until the date of repayment; provided, that in no event shall the interest rate exceed the Maximum Rate (defined below). If it is determined that, under the laws relating to usury applicable to Maker or the indebtedness evidenced by this Note, the interest charges and fees payable by Maker in connection herewith or in connection with any other document or instrument executed and delivered in connection herewith cause the effective interest rate applicable to the indebtedness evidenced by this Note to exceed the maximum rate allowed by law (the “Maximum Rate”), then such interest rate shall be lowered to the Maximum Rate.

3. Conversion. At any time prior to or on the Maturity Date, the Payee may, in its sole and absolute discretion, convert all or part of the principal and/or accrued interest of this Note into shares of common stock of the Maker (the “Conversion Shares”) at a per share conversion price equal to the lesser of (a) 90% of the volume weighted average price of a share of common stock of the Maker for the five trading days immediately prior to written notice of conversion sent by Payee to Maker and (b) $10.00 per share (the “Conversion Price”). The Payee shall provide the Maker with a written notice of the amount of the principal and/or accrued interest of this Note it wants to convert (with any remaining principal and accrued interest outstanding as of the Maturity Date to be paid in lawful money of the United States, by wire transfer, to the account of Holder as designed by Holder in the written notice of conversion). As promptly as practicable after the Maker’s receipt of such notice, the Maker (at its expense) will issue to the Payee the Conversion Shares. The Maker agrees to promptly file a registration statement with the SEC covering the resale of any Conversion Shares that may be issued upon conversion of the Note and use its best efforts to have such registration statement declared effective as soon thereafter as possible.

4. Collection Costs; Application of Payments. In the event this Note is turned over to an attorney for collection, the Maker agrees to pay all reasonable costs of collection, including reasonable attorney’s fees and expenses and all out-of-pocket expenses incurred by the Payee in connection with such collection efforts. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorneys’ fees, then to the payment in full of any accrued, unpaid interest and finally to the reduction of the unpaid principal balance of this Note.

5. Events of Default. Each of the following shall constitute an “Event of Default”:

5.1 Failure to Make Required Payments. Failure by Maker to pay the principal of or accrued interest on this Note within five (5) business days following the date when due (either at the Maturity Date or the date of any mandatory prepayment).

5.2 Bankruptcy, Etc. The filing, as to the Maker, (i) of an involuntary petition which is not dismissed within sixty (60) consecutive days; or (ii) of a voluntary petition under the provisions of the Federal Bankruptcy Code or any state statute for the relief of debtors or the Maker shall make a general assignment for the benefit of creditors.

5.3 Change of Control. The consummation of any transaction as a result of which the current equity holders of Maker own less than fifty percent (50%) of the equity interests of Maker after the transaction.

5.4 Sale of Assets. The consummation of a transaction resulting in the sale of all or substantially all of the assets of Maker or by any Maker’s primary operating subsidiaries.

5.5 Registration Statement Effectiveness. Failure of any required registration statement registering the resale of the Conversion Shares provided for in Section 4 to be declared effective by the SEC within 180 days from the date hereof.

6. Dividends. So long as this Note remains outstanding, the Maker shall not pay or declare any cash dividend or distribution on its ordinary shares.

7. Remedies. Upon the occurrence of an Event of Default specified in Section 5, the unpaid principal balance of, all accrued, unpaid interest thereon, and all other sums payable with regard to, this Note shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

8. Waivers. Maker waives presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment.

9. Notices. Any notice called for hereunder shall be deemed properly given if (i) sent by certified mail, return receipt requested, (ii) personally delivered, (iii) dispatched by any form of private or governmental express mail or delivery service providing receipted delivery, or (iv) sent by e-mail, to the following addresses or to such other address as either party may designate by notice in accordance with this Section:

If to Maker:

Scage Future

2F, Building 6, No. 6 Fengxin Road

Yuhuatai District, Nanjing City

Jiangsu Province, 210012

People’s Republic of China

Email: wangli@scagefd.com

If to Payee:

EarlyBirdCapital, Inc.

366 Madison Avenue

8th Floor

New York, New York 10017

Email: slevine@ebcap.com

Notice shall be deemed given on the earlier of (i) actual receipt by the receiving party, (ii) the date on which an e-mail transmission was received by the receiving party’s on-line access provider (iii) the date reflected on a signed delivery receipt, or (vi) two (2) business days following tender of delivery or dispatch by express mail or delivery service.

10. Governing Law. This Note will be deemed to have been made and delivered in New York City and will be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York without regard to the principles of conflict of laws. The Maker hereby (i) agrees that any legal suit, action or proceeding arising out of or relating to this shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum for such suit, action or proceeding, (iii) waives trial by jury and (iv) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Maker further agrees to accept and acknowledge service or any and all process that may be served in any such suit, action or proceeding in New York State Supreme Court, County of New York or in the United States District Court for the Southern District of New York and hereby appoints Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711as its agent to accept and acknowledge on its behalf such service.

11. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12. Benefit. This Note shall be binding upon and inure to the benefit of the parties hereto and their legal representatives, successors and assigns.

IN WITNESS WHEREOF, the Maker hereby executes this Note on the day and year first above written.

SCAGE FUTURE

By:	/s/ Chao Gao
Name:	Chao Gao
Title:	Chairman and Chief Executive Officer

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